SCHEDULE 13D
(Rule 13d-101)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Delek Logistics Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

24664T 103
(CUSIP Number)

Amber Ervin 7102 Commerce Way Brentwood, Tennessee 37027 Telephone: (615) 771-6701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek US Holdings, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,077,092 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 15,077,092 common units
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 15,077,092 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11* Approximately 62.0%
(14)	Type of reporting person HC; CO

*	Based on the number of Common Units (24,328,607) issued and outstanding as of February 17, 2017, as reported to the Reporting Persons by the Issuer.

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lion Oil Company
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,611,465 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 12,611,465 common units
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 12,611,465 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11* Approximately 51.8%
(14)	Type of reporting person CO

*	Based on the number of Common Units (24,328,607) issued and outstanding as of February 17, 2017, as reported to the Reporting Persons by the Issuer.

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek Marketing & Supply, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,465,627 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,465,627 common units
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,465,627 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11* Approximately 10.1%
(14)	Type of reporting person OO - limited liability company

*	Based on the number of Common Units (24,328,607) issued and outstanding as of February 17, 2017, as reported to the Reporting Persons by the Issuer.

This Amendment No. 3 (this "Amendment No. 3") to Schedule 13D is filed by (i) Delek Marketing & Supply, LLC, a Delaware limited liability company (“Delek Marketing”), (ii) Lion Oil Company, an Arkansas corporation (“Lion Oil”), and (iii) Delek US Holdings, Inc., a Delaware corporation (“Delek” and together with Delek Marketing and Lion Oil, the “Reporting Persons”) as an amendment to the Schedule 13D filed with the Securities and Exchange Commission on November 20, 2012 (the "Initial 13D"), as amended on March 2, 2016 ("Amendment No. 1"), as amended on November 8, 2016 ("Amendment No. 2") (the Initial 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 3 may be collectively referred to herein as the “Schedule 13D”). This Amendment No. 3 relates to common units representing limited partner interests (“Common Units”) in Delek Logistics Partners, LP, a Delaware limited partnership (the “Issuer”). Only those items of the Schedule 13D that are being amended hereby are included herein.
Item 2. Identity and Background
Item 2 is hereby amended by replacing Exhibit A to the Initial 13D and Exhibit 1 of Amendment No. 1 with Schedule I hereto. References to Exhibit A in Item 2 of the Initial 13D and in Item 2 of Amendment No. 1 are hereby amended to refer to Schedule I hereto.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented by adding the following at the end thereof:
On November 11, 2016, using cash on hand, Delek Marketing purchased 11,796 Common Units in the open market for an approximate aggregate purchase price of $271,342.
On November 11, 2016, Delek Marketing adopted a Rule 10b5-1 trading plan (the “Plan”). Between November 14, 2016 and January 4, 2017, inclusive, using cash on hand, Delek Marketing purchased 266,780 Common Units pursuant to the Plan for an approximate aggregate purchase price of $7,175,882. A copy of the Plan is attached as Exhibit 1 to this Amendment No. 3.
Item 4.    Purpose of Transaction
Item 4(a) is hereby amended and supplemented by incorporating by reference the information provided or incorporated by reference in Item 3.
Item 5.    Interest in Securities of the Issuer
Item 5(a) is hereby amended and restated in its entirety as follows:
(a) (1) Delek Marketing is the record and beneficial owner of 2,465,627 Common Units, which, based on there being 24,328,607 Common Units outstanding as of February 17, 2017, represents approximately 10.1% of the outstanding Common Units of the Issuer.
(2) Lion Oil is the record and beneficial owner of 12,611,465 Common Units, which, based on there being 24,328,607 Common Units outstanding as of February 17, 2017, represents approximately 51.8% of the outstanding Common Units of the Issuer.
(3) Delek does not directly own any Common Units of the Issuer; however, as the sole member of Delek Marketing and the sole stockholder of Lion Oil, it may be deemed to beneficially own the 15,077,092 Common Units held of record by Delek Marketing and Lion Oil, which based on there being 24,328,607 Common Units outstanding as of February 17, 2017, represents approximately 62.0% of the outstanding Common Units of the Issuer.
(4) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Ezra Uzi Yemin	226,278	*
Assaf Ginzburg	12,876	*
Frederec C. Green	61,286	*
Donald N. Holmes	12,285	*
Gary M. Sullivan, Jr.	6,944	*
Daniel L. Gordon	1,027	*
Charles H. Leonard	1,500	*

*    Less than 1% of the class beneficially owned.

Item 5(c) is hereby amended and supplemented as follows:
(c) The following table sets forth all transactions with respect to the Common Units effected during the 60 day period ended February 24, 2017. Each of the transactions was an open-market purchase by the person listed.

Name	Date of Transaction	Amount of Common Units	Weighted Average Price per Common Units	Price Range for Purchased Common Units
Delek Marketing	12/27/2016	3,520	$28.1668	$28.05-$28.95
Delek Marketing	12/28/2016	2,700	$28.4685	$28.30-$28.60
Delek Marketing	12/29/2016	3,600	$28.6319	$28.10-$28.75
Delek Marketing	12/30/2016	1,700	$28.4894	$28.30-$28.60
Delek Marketing	1/3/2017	5,300	$29.3868	$28.55-$29.50
Delek Marketing	1/3/2017	2,800	$29.7429	$29.55-$30.00
Delek Marketing	1/4/2017	3,800	$29.7026	$29.20-$30.00

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented by incorporating by reference herein the information provided or incorporated by reference in Item 4.

Item 7.    Material to Be Filed as Exhibits

EXHIBIT 1	Rule 10b5-1 Trading Plan of Delek Marketing & Supply, LLC, dated November 11, 2016.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 24, 2017

DELEK US HOLDINGS, INC.

By:	/s/ Assaf Ginzburg
Name: Assaf Ginzburg
Title: Executive Vice President and Chief Financial Officer

DELEK MARKETING & SUPPLY, LLC

By:	/s/ Assaf Ginzburg
Name: Assaf Ginzburg
Title: Executive Vice President and Chief Financial Officer

LION OIL COMPANY

By:	/s/ Assaf Ginzburg
Name: Assaf Ginzburg
Title: Executive Vice President and Chief Financial Officer

Schedule I
Directors and Executive Officers of Delek US Holdings, Inc.

Name	Principal Occupation	Citizenship
Ezra Uzi Yemin	Chairman, President and Chief Executive Officer	United States/Israel
William J. Finnerty	Director	United States
Carlos E. Jorda	Director	United States
Charles H. Leonard	Director	United States
Gary M. Sullivan, Jr.	Director	United States
Shlomo Zohar	Director	Israel
Assaf Ginzburg	Executive Vice President and Chief Financial Officer	United States/Israel
Frederec C. Green	Executive Vice President and Chief Operating Officer	United States
Donald N. Holmes	Executive Vice President	United States
Mark D. Smith	Executive Vice President	United States
Daniel L. Gordon	Executive Vice President	United States
Anthony L. Miller	Executive Vice President	United States
Avigal Soreq	Executive Vice President and Chief Commercial Officer	Israel/Germany
Ernest Cagle	Executive Vice President	United States

Executive Officers of Delek Marketing & Supply, LLC

Name	Position	Citizenship
Ezra Uzi Yemin	President and Chief Executive Officer	United States/Israel
Assaf Ginzburg	Executive Vice President and Chief Financial Officer	United States/Israel
Frederec C. Green	Executive Vice President and Chief Operating Officer	United States
Donald N. Holmes	Executive Vice President	United States
Mark D. Smith	Executive Vice President	United States
Daniel L. Gordon	Executive Vice President	United States
Anthony L. Miller	Executive Vice President	United States
Avigal Soreq	Executive Vice President and Chief Commercial Officer	Israel/Germany
Ernest Cagle	Executive Vice President	United States

Directors and Executive Officers of Lion Oil Company

Name	Position	Citizenship
Ezra Uzi Yemin	Chairman and Chief Executive Officer	United States/Israel
Assaf Ginzburg	Director, Executive Vice President and Chief Financial Officer	United States/Israel
Frederec C. Green	Director, President and Chief Operations Officer	United States
Ernest Cagle	President	United States
Donald N. Holmes	Executive Vice President	United States
Mark D. Smith	Executive Vice President	United States
Daniel L. Gordon	Executive Vice President	United States
Avigal Soreq	Executive Vice President	Israel/Germany

EXHIBIT INDEX

EXHIBIT 1	Rule 10b5-1 Trading Plan of Delek Marketing & Supply, LLC, dated November 11, 2016.